SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Dendo Global Corp.
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)



                              ---------------------
                                 (CUSIP Number)

                                James E. Solomon
                             3311 N. Kennicott Ave.
                           Arlington Heights, IL 60004
                                 (847) 870-2601

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 24, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

      1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): (S.S. or I.R.S. Identification Nos. of person not required).

         James E. Solomon


      2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

      3) SEC Use Only

      4) Source of Funds (See  Instructions):  00 (See Item 3 of this
         Schedule 13D)

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

      6) Citizenship or Place of Organization: Illinois, U.S.A.

Number of        (7) Sole Voting Power:  8,544,000
Shares
Beneficially     (8) Shared Voting Power:
Owned by
Each             (9) Sole Dispositive Power:  8,544,000
Reporting
Person           (10) Shared Dispositive Power:
With

      11)  Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person:
           6,744,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):   [X]

      13) Percent of Class Represented by Amount in Row (11): 56%

      14) Type of Reporting Person (See Instructions): IN

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                                                                     Page 2 of 7

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ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Dendo Global Corp., a Nevada Incorporation (the "Company"), with its principal executive offices located at 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

ITEM 2.        IDENTITY AND BACKGROUND.

This Statement is being filed by James E. Solomon, an individual residing in the State of Illinois and is a citizen of the United States of America ("Solomon"). Solomon is the President and Chief Executive Officer and a member of the board of directors of the Company and also the President and Chief Executive Officer and a member of the board of directors of Technology Alternatives, Inc., an Illinois corporation ("TAI"). Solomon's address is 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

Solomon has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 24, 2004, the Company consummated an Intellectual Property License Agreement with TAI (the "License Agreement"). Pursuant to the License Agreement, Solomon was issued approximately thirty eight percent (38%) of the issued and outstanding common stock of the Company (4,544,000 shares of common stock) (the "Securities").

                                                                     Page 3 of 7

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ITEM 4.        PURPOSE OF TRANSACTION.

In connection with the License Agreement, Solomon was issued approximately thirty eight percent (38%) of the issued and outstanding common stock of the Company. In connection with the License Agreement, TAI was issued approximately thirty three percent (33%) of the issued and outstanding stock of the Company. Solomon is the President, Chief Executive Officer and majority shareholder of TAI and, as such, has the power to vote the shares of common stock beneficially owned by Technology Alternatives. Subsequent to the sale of the 500,000 shares of the Company's Series A Preferred stock in connection with the private placement of certain securities of the Company (the "Initial Series A Preferred"), and the issuance of the shares of common stock of the Company pursuant to the License License Agreement, Solomon controls approximately thirty five percent (35%) of the voting power of the Company and TAI controls approximately thirty one percent (31%) of the voting power of the Company. Accordingly, in certain circumstances Solomon, voting shares beneficially owned by him, along with voting the shares beneficially owned by Technology Alternatives, has the power to vote approximately sixty six percent (66%) of the shares of the Company.

Immediately subsequent to the consummation of the License Agreement, on August 24, 2004, in exchange for Five Hundred Thousand Dollars ($500,000) the Company sold 500,000 shares of the Company's Series A Convertible Preferred Stock (purchase price of One Dollar ($1.00) per share) (the "Series A Preferred"), warrants to purchase 8,000,000 shares of the Company's common stock (exercise price of One Dollar ($1.00) per share) (the "Warrants") and Additional Investment Rights to purchase 3,500,000 additional shares of Series A Preferred (purchase price of One Dollar ($1.00) per share) (the "Offering"). Each share of the Series A Preferred converts into two (2) shares of the common stock of the Company.

In connection with the License Agreement, the Company intends to effect (i) the change of the Company's legal name to "TechAlt, Inc." and (ii) the increase of the authorized shares of Common Stock of the Company from 50,000,000 to 500,000,000 shares and the increase of the authorized shares of Preferred Stock of the Company from 5,000,000 to 100,000,000 shares (collectively, the "Corporate Actions").

On August 19, 2004, Hedin, the sole member of the board of directors, Chief Executive Officer and Chief Financial Officer of the Company, resigned from the aforementioned positions. On August 19, 2004, and immediately prior to the resignation of Hedin, Solomon, George Loera and C. Pete Ashi were appointed to the board or directors. Further, on August 19, 2004, and immediately following to the resignation of Hedin from the aforementioned positions, Solomon, Irwin Williams and David Otto were appointed as the President & Chief Executive Officer, Chief Financial Officer and Secretary of the Company, respectively.

Except as otherwise described herein, neither Solomon nor TAI has any plans or proposal with respect to the Company which relates to or with result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, Mr. Solomon is the record and beneficial owner of 6,744,000 shares of Common Stock. This number represents 56% of the issued and outstanding shares of Common Stock, based on 12,000,000 shares of common stock issued and outstanding as of August 24, 2004.

            (b) Mr. Solomon has the sole power to vote or to direct the vote of the 4,544,000 shares of Common Stock held by him and has the sole power to dispose or to direct the disposition of 4,544,000 shares of Common Stock held by him. Solomon is the President, Chief Executive Officer and majority shareholder of TAI and, as such, has the power to vote the shares of common stock beneficially owned by TAI. TAI was issued 4,000,000 shares of common stock of the Company in connection with the License Agreement. In certain circumstances Solomon, voting shares beneficially owned by him, along with voting the shares beneficially owned by TAI, has the power to vote approximately sixty six percent (66%) of the shares of the Company. Solomon is the owner of 55% of the issued and outstanding shares of TAI. Paul Masanek, an individual residing in the State of Illinois, is the owner of 45% of the issued and outstanding shares of TAI. Solomon disclaims any beneficial ownership of 45% of the 4,000,000 shares of common stock held by TAI.

            (c) Transactions in the 4,544,000 shares of common stock of the Company held by Solomon directly and affected in the prior 60 days are described in Item 3 of this Schedule 13D which item is hereby incorporated by reference. Transactions in the 2,200,000 shares of common stock of the Company held by Solomon indirectly and affected within the prior 60 days are described in Item 4 of this Schedule 13D incorporated herein by reference.

             (d) Not applicable.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Solomon is the President, Chief Executive Officer and majority shareholder of TAI and, as such, has the power to vote the shares of common stock beneficially owned by TAI. TAI was issued 4,000,000 shares of common stock of the Company in connection with the License Agreement. In certain circumstances Solomon, voting shares beneficially owned by him, along with voting the shares beneficially owned by TAI, has the power to vote approximately sixty six percent (66%) of the shares of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 7, 2004




By:   /s/ James E. Solomon
     --------------------------------
        James E. Solomon

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